

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2023

Warren C. Jenson
President and Chief Financial Officer
LiveRamp Holdings, Inc.
225 Bush Street, Seventeenth Floor
San Francisco, CA 94104

> **Re: LiveRamp Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended March 31, 2022**
> **Filed May 24, 2022**
> **File No. 001-38669**

Dear Warren C. Jenson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott Howe